      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                           JENKON INTERNATIONAL, INC.
       (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)

                        7600 N.E. 41ST STREET, SUITE 350
                          VANCOUVER, WASHINGTON 98662
                                 (360) 256-4400
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

               DELAWARE                                      91-1890338
   (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NUMBER)

                           --------------------------

                                 DAVID EDWARDS
                            CHIEF EXECUTIVE OFFICER
                           JENKON INTERNATIONAL, INC.
                        7600 N.E. 41ST STREET, SUITE 350
                          VANCOUVER, WASHINGTON 98662
                                 (360) 256-4400
          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                           --------------------------

                                    Copy to:

                           ROBERT M. STEINBERG, ESQ.
                     Jeffer, Mangels, Butler & Marmaro LLP
                      2121 Avenue of the Stars, 10th Floor
                         Los Angeles, California 90067
                                 (310) 203-8080
                              Fax: (310) 203-0567
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED               REGISTERED         PER SECURITY(1)     OFFERING PRICE(1)   REGISTRATION FEE(1)
Common Stock, $0.001 par value..............   8,750,000 shares          $2.625             $22,968,750           $6,063.75

(1) Estimated solely for purposes of calculating the registration fee. Fee calculation is based on the closing price for the registrant's common stock as reported on the Nasdaq SmallCap Market on May 22, 2000 in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY 26, 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                            MULTIMEDIA K.I.D., INC.

                                  COMMON STOCK

                                8,750,000 SHARES

    The stockholders of Multimedia K.I.D., Inc. (formerly known as Jenkon
International, Inc.) listed on page   will, from time to time, be offering and
selling an aggregate of 8.750,000 shares of our common stock under this prospectus. The shares were issued upon conversion of shares of our preferred stock that were acquired by the selling stockholders in connection with our acquisition in December 1999 of Multimedia K.I.D.--Intelligence in Education Ltd., an Israeli corporation.

    The selling stockholders' shares are not being underwritten and we will not receive any proceeds from the sale of the shares.

    Our common stock is listed on the Nasdaq SmallCap Market under the symbol "MKID." The last reported sale price of our common stock on the Nasdaq SmallCap Market on May 22, 2000 was $2.625 per share.

    PROSPECTIVE PURCHASERS OF OUR SHARES SHOULD CAREFULLY READ THE RISK FACTORS BEGINNING ON PAGE 3.

                            ------------------------

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June   , 2000.

                               TABLE OF CONTENTS

Prospectus Summary..........................................    2
Risk Factors................................................    5
Selling Stockholders........................................    9
Use of Proceeds.............................................   10
Plan of Distribution........................................   11
Legal Matters...............................................   11
Experts.....................................................   12
Where You Can Find More Information.........................   12

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND THE DOCUMENTS AND INFORMATION INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A VARIETY OF FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO THE "COMPANY," "WE," "OUR" AND "US" REFER TO MULTIMEDIA K.I.D., INC., A DELAWARE CORPORATION FORMERLY KNOWN AS JENKON INTERNATIONAL, INC.

                                  OUR BUSINESS

    We develop and market educational systems for kindergartens, schools, special education, management training and enrichment centers. Our systems combine interactive software, playful didactic aides and unique electronic interfaces and have been marketed and installed in over 30 countries around the world. Our products provide educational, three-dimensional computerized environments that combine physical components such as wooden blocks, task cards, worksheets and books with the latest computer-based technologies. In 1997, we were granted a Computer Software Award from the office of the Prime Minister of Israel in the category of "Special Innovation and Invention in Education."

OUR BUSINESS STRATEGY

    Although there can be no assurance that the we will be able to achieve our goals, our business objective is to expand our market penetration and to become a leader in the development of educational systems and related products. In order to achieve this objective, our strategy includes the following elements:

    EXPAND GEOGRAPHIC MARKET PENETRATION. We believe that international markets provide significant opportunity for us to increase sales of our systems and products. Given the increasing acknowledgment of the need for change in educational systems in many countries throughout the world and especially in the United States, Germany, France, the United Kingdom, Scandinavia, Italy and Spain, we intend to expand our geographic presence by expanding the focus of our sales and marketing efforts to these international markets as well as the Israeli market.

    INCREASE MARKET PENETRATION OF CORE PRODUCTS. We believe that our current base of clients represent only a small portion of the total number of educational institutions and learning centers that are potential users of our core products. We will attempt to increase our market penetration through more aggressive marketing and promotional effort and by attempting to forge partnerships with market leaders and industry spokespeople in selected geographic areas.

    LEVERAGE CURRENT AND FUTURE CUSTOMER BASE. We believe that as our customer base expands, the use of our educational systems will encourage other educators to utilize the system and thus open new opportunities to provide training and additional services. Additionally, the pedagogical methodology inherent in our products promotes substantial change in the educational structure of the institution thereby providing us further opportunities to sell additional products.

    The success of our business strategy will depend in part upon our ability to access to capital resources to fund any expansion as well as other factors such as market demand for our products, many of which are outside of our control. See "Risk Factors" below.

OUR CORE PRODUCTS

    All the products and systems developed by us are designed to provide a comprehensive educational environment that promotes the learning development process. Although all the products have been developed in English, the various systems have been localized into more than twenty different languages. Our primary products include:

    ACTION K.I.D. Action K.I.D. is an interactive multi-dimensional, multi-activity education center. The computerized center integrates an auditory communications system, a video photography station, and vibrant visual instructional material into a programmed wooden playground-like structure, complete with a labyrinth, balance beam, bridge, ramps and ladders to create an interactive learning wonderland for children. Built into the structure is a touch system comprised of step-on keypads, a variety of hand 22 buttons, touch screens, and other elements that receive, convey and record real-time information relevant to the task at hand.

    MY K.I.D. T he My K.I.D. software system interfaces with an interactive activity unit, playful didactic items and colorful activity mats. The system incorporates multimedia software and is designed for individual or group work, depending on pedagogical needs. My K.I.D. focuses on developing language arts, and does so by integrating vocabulary from various fields and emphasizing the different aspects of language including grammar, expressive writing, reading comprehension and listening skills.

    K.I.DUCATION. The K.I.Ducation system is a comprehensive computer-assisted learning system. The system, with its built-in electronic panel, features soft-touch keys and icons, and the ability to function as a keyboard and mouse. The subjects addressed by the K.I.Ducation system are derived from a broad range of fields including nature, hygiene, electricity, arithmetic, biology and other fields commonly covered in educational settings. The system comes with a learning kit that includes hundreds of colorful manipulatives including template mats, task cards, picture cards, wood blocks, soft sponge numbers, dice and the all-inclusive Creative Workshop.

    EDULINE. The EDULine family of systems combine an activity table, interactive software, three-dimensional objects, didactic tools and electronic interfaces. The systems are designed to provide flexibility to enable adaptation to all learning populations. In the EDULine family, such items as a Tactile Table and Illuminated Keyboard address the special needs framework. We have also developed a new series of products, called Spunky's Fun Keys, contain unique three-dimensional aides that are to be used in conjunction with the software.

OUR HISTORY

    Prior to December 1999, we were engaged in the development, marketing and sale of software solutions for the direct sales industry. Our direct sales operations were transacted through Summit V, Inc. ("Summit V"), our wholly-owned operating subsidiary. On December 16, 1999, we acquired all of the outstanding capital stock of Multimedia K.I.D.--Intelligence in Education Ltd. ("MMKid Israel"), an Israeli corporation engaged in the design, manufacture and sale of software and activity systems that together create virtual interactive learning centers for children and adults.

    In February 2000, in light of Summit V's continuing losses and ongoing development costs, our limited capital resources and our belief that we and our stockholders would be better served by focusing on the development of the business of MMKid Israel, we decided to discontinue our direct sales software operations. At such time, we determined that the original intention to have two separate operating companies, Summit V and MMKid Israel, was not ultimately in the best interests of our stockholders due to the confusing picture presented by the two companies' respective business models and the difficulty of integrating management of the two separate businesses. At such time, we decided that the discontinuation or sale of Summit V's business would free the remaining business from the significant product development expenses of the Summit V operations, thereby enabling our management to focus its limited capital resources on the development and marketing of educational products through MMKid Israel.

    In April 2000, we entered into a Stock Purchase Agreement with JIA, Inc., a corporation controlled by certain of our former directors, officers and significant stockholders, pursuant to which we agreed to sell Summit V for cash and a one-year promissory note. It is expected that the sale of Summit V will be completed in early June 2000.

    We are organized under the laws of the State of Delaware. We were incorporated in 1996 under the name Jenkon International, Inc. and effective June 2000, we changed our name to Multimedia K.I.D., Inc. Our offices are currently located at 7600 N.E. 41st Street, Suite 350, Vancouver, Washington 98662, and our telephone number at that address is (360) 256-4400.

                                  THE OFFERING

Common Stock offered by the selling stockholders............  8,750,000 shares common stock outstanding....................................  34,173,732 shares(1)

Nasdaq SmallCap Market Symbol:..............................  "MKID"

------------------------

(1) Consists of 24,160,000 shares of common stock issuable upon conversion of shares of Series B Preferred Stock and Series C Preferred Stock outstanding on May 22, 2000; 5,513,732 shares of common stock outstanding as of May 22, 2000; and 4,500,000 shares of common stock issuable upon conversion of certain convertible notes in an aggregate principal amount of $4.5 million that were outstanding as of May 22, 2000. The number of outstanding shares excludes the additional number of shares of common stock issuable upon conversion of accrued but unpaid interest on outstanding convertible notes, which number is equal to the amount of accrued interest (which is expected to be approximately $138,000 as of May 31, 2000) divided by the last reported sale price of the common stock on May 30, 2000.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE A HISTORY OF LOSSES AND HAVE LIMITED REVENUES AND CAPITAL RESOURCES.

    We have and continue to experience significant and continuing losses. MMKid Israel has a limited history of operations, has not operating profitably and continues to experience significant losses, including a loss before discontinued operations of %5,746,332 for the nine months ended March 31, 2000. Moreover, MMKid Israel has generated only limited revenues from the sale of products, services and marketing rights. There can be no assurance that we will ever be able to generate significant revenues or profits from operations.

WE FACE RISKS ASSOCIATED WITH OUR NEED FOR ADDITIONAL CAPITAL.

    Our business involves the continued investment of funds towards the development of new products and modifications of existing products as well as sales and marketing efforts related thereto. To the extent that we are unsuccessful in generating significant cash flow from operations in order to fund operating losses and investments in product development, sales and marketing, we will need to rely on outside financing sources for working capital. We currently have no significant bank line of credit and there can be no assurance that we will be able to obtain sources of outside financing on favorable terms, if at all, in the event that such financing is required in the future. To the extent that our operations do not generate positive working capital or enable us to secure adequate outside financing, our business would be materially and adversely affected.

WE MAY NOT BE ABLE TO MAINTAIN OUT NASDAQ LISTING.

    Our common stock is currently listed for trading on the Nasdaq SmallCap Market. To maintain inclusion on the Nasdaq SmallCap Market, our common stock must continue to be registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we must continue to have net tangible assets of at least $2,000,000, a public float of at least 500,000 shares with a market value of at least $1,000,000, at least 300 stockholders, a minimum bid price of $1.00 per share and at least two market makers.

    There can be no assurance that we will be able to maintain the standards for Nasdaq SmallCap Market inclusion with respect to our common stock. If our common stock ceases to be included on the Nasdaq SmallCap Market, the market value of our common stock would likely decline and stockholders would find it more difficult to dispose of, or obtain accurate quotations as to the market value of, our common stock. In addition, our common stock could become subject to Rule 15a-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such securities. If our common stock becomes subject to the penny stock rules, the ability of broker-dealers to make a market in or sell our securities may be adversely affected and the market liquidity for our securities could be severely adversely affected.

IF WE CANNOT SUCCESSFULLY SELL OR DISPOSE OF THE OPERATIONS OF SUMMIT V, OUR FINANCIAL CONDITION WILL BE MATERIALLY AND ADVERSELY EFFECTED.

    As a result of Summit V's continuing losses and our lack of financial resources to continue to fund such losses, we have contracted to sell Summit V to a group of our former directors, officers and employees. There can be no assurance that we will be able to successfully divest ourselves of

Summit V's operations or that, if Summit V is not successfully operated after such sale, creditors of Summit V will not seek payment from us. If the operating assets and liabilities of Summit V cannot be sold on favorable terms and within the desired timeframe, or if creditors of Summit V seek payment of Summit V's obligations from us, our financial condition and prospects would be materially and adversely affected.

OUR INDUSTRIES ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS.

    The markets for our products are characterized by technological change, evolving industry standards and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and products currently under development obsolete and unmarketable. Our future success will depend upon our ability to enhance our current products and develop and successfully introduce and sell new products that keep pace with market developments and respond to evolving end-user specifications. Any failure by us to anticipate or respond adequately to technological developments or end-user specifications, or any significant delays in product development or introduction, could damage our competitive position in the marketplace and reduce revenues. We may need to increase the size of our product development staff in the near term to meet these challenges. There can be no assurance that we will be successful in hiring and training adequate product development personnel to meet our needs. There can be no assurance that we will be successful in developing and marketing new products or product enhancements on a timely basis or that we will not experience significant delays in the future. Any failure to successfully develop and market new products and product enhancements would have a material adverse effect on our results of operations.

WE FACE RISKS ASSOCIATED WITH PRODUCT DEVELOPMENT IN GENERAL.

    Our success is dependent upon our ability to deliver reliable, easy-to-use and technologically up-to-date educational products. Any failure of our existing or new products to meet client specifications or expectations will have a material adverse effect on our reputation and the demand for our products. There can be no assurance that our products will meet such specifications or expectations. In addition, continued demand for our products will depend on our ability to successfully anticipate customer demand and to integrate new and emerging technologies, features and standards into our products on a timely basis. Any failure by us to anticipate customer demand and to successfully integrate new features and standards into our products on a timely basis could adversely affect our reputation, demand for our products and, as a result, our financial condition and results of operations.

OUR MARKETS ARE HIGHLY COMPETITIVE.

    The market for educational products is highly competitive and is characterized by technological change, rapidly changing customer preferences and little or no barriers to entry. There are many businesses, many of which are better capitalized than ours, currently offering products similar in type or scope to our products. Our success will depend heavily upon our ability to provide high quality products that meet the demand of educators and consumers. Other factors that will affect our success in this market include our ability to attract additional experienced marketing, sales, and management talent, and the expansion of worldwide support, training, and service capabilities. Our current and prospective competitors vary greatly from small private multimedia publishers with 10-20 employees to large international corporations with revenues in excess of $300 million in annual sales. Some or all of our actual and potential competitors may have greater market presence, engineering, customer support and marketing capabilities, and financial, technological and personnel resources than those available to us. As a result, they may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products than we can.

    Because price is a major competitive factor in the market for our products, if any of our present or future competitors elect to initiate and support prolonged price competition to gain market share, we likely would be forced to lower our prices, possibly for a protracted period, which would have a material adverse effect on our financial condition and results of operations and could threaten our economic viability.

WE REGULARLY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN QUARTERLY RESULTS.

    We have experienced and expect to continue to experience significant fluctuations in our quarterly results. Such fluctuations may be caused by many factors, including, but not limited to: the size and timing of individual orders; seasonality of revenues; lengthy sales cycle; delays in introduction of products or product enhancements by us or other providers of components for our systems; competition and pricing in the educational products industry; market acceptance of new products; reduction in demand for existing products and shortening of product life cycles as a result of new product introductions by competitors; foreign currency exchange rates; mix of products sold; conditions or events in the education industry; and general economic conditions. We do not typically maintain a significant backlog and therefore the revenue results for each quarter depend substantially on orders received and delivered in that quarter. As a result of the relatively high revenue amount for certain products and relatively low unit volume of those systems, any lost or delayed sales will have a disproportionately greater effect on our revenues and quarterly results relative to companies that have higher unit sales volumes and less revenue associated with a particular product. Our sales cycle varies greatly with the different products. For the higher priced systems, the typical sales cycle is three to six months from the time initial sales contact is made with a qualified prospect, making the timing of our revenues difficult to predict and our quarterly results difficult to forecast. Our sales cycle relating to the lower costing products is anywhere from two weeks to two months. Our expense levels are based in part on our forecasts of future revenues. Accordingly, since a large portion of our expenses are fixed in nature, we would not be able to curtail expenses quickly in response to a decline in revenues, and operating results for a given quarter would be adversely affected. As a result, revenues for any quarter are subject to significant variation and we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. To the extent that our Common Stock is publicly traded, fluctuations in operating results may also result in volatility in the market price of our Common Stock.

WE FACE RISKS ASSOCIATED WITH GROWTH MANAGEMENT.

    To manage our growth effectively, we will be required to continue to implement and improve our operating and financial systems and to expand, train and manage our employee base. There can be no assurance that the management skills and systems currently in place will be adequate if we continue to grow. In addition, although no acquisitions of companies or products are currently being negotiated, we may make acquisitions in the future. Our management has only limited experience with acquisitions, which involve numerous risks, including difficulties in the assimilation of acquired operations and products, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired companies.

WE DEPEND UPON THIRD-PARTY SUPPLIERS OF SOFTWARE AND HARDWARE.

    Our products incorporate and use software products and computer hardware and equipment developed by other entities. Our operating systems on which our products can function (Windows 95-98 and NT) have been developed or are owned by Microsoft Corporation. The computer hardware and equipment sold as part of our turnkey system are manufactured by the Pentium Company (an Israeli company), and others. There can be no assurance that all of these entities will remain in business, that their product lines will remain viable or that these products will otherwise continue to be available to us. If any of these entities ceases to do business, or abandons or fails to enhance a particular product line, we may need to seek other suppliers. This could have a material adverse effect on our results of operations. In addition, there also can be no assurance that our current suppliers will not significantly alter their pricing in a manner adverse to us.

WE FACE RISKS ASSOCIATED WITH OUR ABILITY TO INTEGRATE AND MANAGE OUR NEW BUSINESS.

    The acquisition of MMKid Israel has resulted in our operating a new business with respect to which we have little or no experience in a country (Israel) in which a majority of our current Board of Directors has little experience. The business of MMKid Israel, although software-related, is separate, distinct and not complementary to our historical business. Our lack of experience and track record in the educational software and systems business, and our inexperience with Israeli laws and business practices may result in our inability to effectively compete which may lead to operating losses and loss of standing in the industries in which we operate, any of which would have an adverse effect on our operations and financial condition.

WE DEPEND UPON SALES OF OUR EXISTING PRODUCTS.

    Substantially all of MMKid Israel's revenues have been derived from sales of its Action K.I.D. systems. Accordingly, any event that adversely affects fees derived from the sale of such system, such as competition from other products, significant flaws in our products or incompatibility of software products with third party hardware or software products, negative publicity or evaluation, or obsolescence of the hardware platforms or software environments in which the systems run, would have a material adverse effect on our results of operations. Our future financial performance will depend, in substantial part, on our ability to expand sales of our existing products while developing and successfully marketing new and enhanced products.

WE FACE RISKS ASSOCIATED WITH OUR OPERATIONS IN ISRAEL.

    MMKid Israel's operations are based in Israel and, as a result, our financial results and prospects are directly affected by economic, political and military conditions in Israel. Moreover, some of our employees may be obligated to perform annual reserve duty in the Israeli Defense Forces and are subject to being called for active duty at any time upon the outbreak of hostilities. Any adverse economic, political or military developments in Israel could have a material adverse effect on us and our ability to operate.

FUTURE SALES OF RESTRICTED SHARES COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK AND LIMIT OUR ABILITY TO COMPLETE ADDITIONAL FINANCING.

    Sales of a substantial number of shares of Common Stock into the public market in the future could materially adversely affect the prevailing market price for our Common. In connection with the acquisition of MMKid Israel, we have issued approximately 29,000,000 shares of Common Stock, a portion of which have been registered for resale and a portion of which will become eligible for resale pursuant to Rule 144 one year following the date of issuance. Such a large "over-hang" of stock eligible for sale in the public market may have the effect of depressing the price of our common stock, and make it difficult or impossible for us to obtain additional debt or equity financing.

                              SELLING STOCKHOLDERS

    Each of the selling stockholders listed below is a former stockholder of MMKid Isreal that acquired shares of our capital stock in connection with our acquisition of MMKid Israel in December 1999. The shares of common stock held by the selling stockholders listed below were either issued upon completion of our acquisition of MMKid Israel or were issued upon the conversion of shares of Series B or Series C Preferred Stock issued to in connection with our acquisition of MMKid Israel. All outstanding shares of our Series B and Series C Preferred Stock automatically converted into shares of our common stock upon stockholder approval of the conversion at a special meeting of our stockholders held on May 31, 2000.

    Pursuant to the terms of our acquisition of MMKid Israel, we agreed to register no less than 6,750,000 shares of our common stock issued to the selling stockholders listed below. We subsequently agreed to register an additional 2,000,000 selling stockholder shares in this registration. Registration of these shares does not necessarily mean that the selling stockholders will sell any or all of the shares registered. We have agreed to pay all costs incurred in connection with the registration of the selling stockholders' shares which we estimate to be approximately $35,000.

    The shares listed below represent all of the shares that, to our knowledge, each selling stockholder beneficially owned as of May 22, 2000; the number of shares each of them may offer and the number of shares and percentage of outstanding shares each of them will own after the offering, assuming they sell all of the shares registered and that they acquire no additional shares before completion of this offering. If an asterisk is indicated for a selling stockholder's percentage ownership below, that stockholder's percentage ownership is less than one percent.

                                                                                         PERCENTAGE OF
                                            COMMON STOCK   COMMON STOCK   COMMON STOCK   COMMON STOCK
                                            OWNED BEFORE      BEING       OWNED AFTER     OWNED AFTER
NAME OF SELLING STOCKHOLDER(1)              OFFERING(2)     REGISTERED    OFFERING(2)     OFFERING(3)
------------------------------              ------------   ------------   ------------   -------------
Zehava Rubner.............................   6,818,606      2,650,000      4,168,606         12.2%
Naomi Bodner..............................   3,409,302      1,325,000      2,084,302          6.1
Laura Huberfeld...........................   3,409,302      1,325,000      2,084,302          6.1
Rita Folger...............................     316,279        100,000        216,279            *
Robert DePalo.............................     829,848        829,848              0            0
Joseph Prezioso...........................      20,000         20,000              0            0
Matthew DePalo............................       5,000          5,000              0            0
Summit Capital Associates, Inc............      30,000         30,000              0            0
Lawjess Partners, Ltd.....................     531,667        237,533        294,134            *
Lori Sempervive...........................      40,000         20,000         20,000            *
BNR Family Partners LTD...................     521,667        237,533        284,134            *
Gabriel Cerrone...........................     175,000        175,000              0            0
Beverly Oppenheimer.......................     175,000        175,000              0            0
VAC Worldwide, Inc........................     100,000        100,000              0            0
Bernadette Maloney........................      35,000         35,000              0            0
Hannah Geltzer............................      40,000         20,000         20,000            *
Evan Berger...............................     175,000        125,000         50,000            *
Gary Schonwald............................      75,000         75,000              0            0
Elizabeth Crespo..........................      25,000         25,000              0            0
Old Oak Fund, Inc.........................     908,333        710,086        198,247            *
Robin Sachs...............................      60,000         30,000         30,000            *
Burlin Portfolio Inc......................     300,000        300,000              0            0
Irwin Katsoff.............................     200,000        100,000        100,000            *
Congregation Ahavas Tzedokah V'Chesed.....     100,000        100,000              0            0

--------------------------

(1) Information set forth in the table regarding shares owned by selling stockholders is provided to the best of our knowledge based on information available to us through our stock ledgers.

(2) Assumes conversion on May 31, 2000 of all shares of Series B and Series C Preferred Stock held by the selling stockholder as of May 22, 2000.

(3) Percentages are based on 34,173,732 shares of common stock outstanding, which is the sum of (i) 12,080,000 shares of common stock issued upon conversion of outstanding Series B Preferred Stock; (ii) 12,080,000 shares of common stock issued upon conversion of outstanding Series C Preferred Stock; (iii) 5,513,732 shares of common stock outstanding as of May 22, 2000; and (iv) 4,500,000 shares of common stock issuable upon conversion of certain outstanding convertible notes in an aggregate principal amount of $4.5 million. The number of outstanding shares excludes the additional number of shares of common stock issuable upon conversion of accrued but unpaid interest on outstanding convertible notes, which number is equal to the amount of accrued interest (approximately $138,000 as of May 31, 2000) divided by the last reported sale price of the common stock on May 30, 2000.

                                USE OF PROCEEDS

    All net proceeds from the sale of the shares of our common stock by selling stockholders will go to the stockholders who offer and sell them. We will not receive any of the proceeds from this offering.

                              PLAN OF DISTRIBUTION

    We are registering the shares on behalf of the selling stockholders. "Selling stockholders" as used in this prospectus, includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. The selling stockholders may offer their shares of our common stock at various times in one or more of the following types of transactions:

    - in the over-the counter market;

    - in private transactions other than in the over-the-counter market;

    - in connection with short sales of our shares;

    - by pledge to secure debts and other obligations; or

    - in a combination of any of the above transactions.

    The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

    The selling stockholders may use broker-dealers to sell their shares. Sales through brokers or dealers may involve one or more of the following:

    - block trades in which the broker or dealer so engaged will attempt to sell the selling stockholder's shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    - purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus; or

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

If a broker or dealer is engaged by a selling stockholder, such broker or dealer may either receive discounts or commission from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. Affiliates of one or more of the selling stockholders may act as principals or agents in connection with the offer or sale of shares by selling stockholders.

    Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, provided that they meet the criteria and conform to the requirements of that Rule.

    Selling stockholders have been advised that during the time each is engaged in distribution of the securities covered by this Prospectus, to the extent applicable, each must comply with Regulation M under the Securities Exchange Act of 1934, as amended, and pursuant to such Regulation:

    - shall not engage in any stabilization activity in connection with our securities;

    - shall furnish each broker through which securities covered by this Prospectus may be offered the number of copies of this Prospectus which are required by each broker; and

    - shall not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act of 1934, as amended.

                                  LEGAL MATTER

    The validity of the shares offered by this prospectus will be passed upon for us by Jeffer, Mangels, Butler & Marmaro LLP, Los Angeles, California.

                                    EXPERTS

    The financial statements of Jenkon International, Inc. included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP independent certified public accountants, to the extent and for the periods prior to the reverse acquisition by Multimedia K.I.D.--Intelligence in Education Ltd. as set forth in their report (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

    The financial statements of Multimedia K.I.D.--Intelligence in Education Ltd. incorporated by reference in this Prospectus have been audited by BDO Schlomo Ziv & Co., independent accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may read and copy any materials that we have filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

    This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and omits portions of the information contained in the registration statement as permitted by the SEC. Additional information regarding us and our common stock is contained in the registration statement. You can obtain a copy of the registration statement from the SEC at the street address or Internet site listed in the above paragraph.

    The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with them. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC, will automatically update this prospectus. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1933, as amended, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

    - Our Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999;

    - Our Transition Report on Form 10-KT for the fiscal year ended June 30,
      1999;

    - Our Definitive Proxy Statement, dated May 8, 2000, for the Special Meeting of Stockholders held on May 31, 2000;

    - Our Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1999, December 31, 1999, and March 31, 2000, as well as any amendments thereto, including the Form 10-QSB/A for the quarter ended December 31, 1999;

    - Our Current Report on Form 8-K, as amended, reporting the acquisition of Multimedia K.I.D.--Intelligence in Education, Ltd., originally filed on December 30, 1999;

    - Our Current Report on Form 8-K reporting the proposed sale of Summit V, Inc., our direct sales software subsidiary; and

    - The description of our Common Stock contained in our Registration Statement on Form 8-A filed July 17, 1998 under Section 12 of the Exchange Act.

    A copy of these filings will be provided to you at no cost if you request them by writing or telephoning us at the following address:

    Multimedia K.I.D., Inc.
    7600 N.E. 41st Street, Suite 350
    Vancouver, Washington 98662
    Attention: Corporate Secretary
    Phone: (360) 256-4400

    You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following statement sets forth the estimated amounts of expenses to be borne by us in connection with the offering described in this Registration
Statement:

Securities and Exchange Commission Registration Fee.........  $ 6,064
Legal Fees and Expenses.....................................  $12,500
Miscellaneous expenses......................................  $16,436
                                                              -------
Total.......................................................  $35,000
                                                              =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's Certificate of Incorporation (the "Certificate") and Bylaws include provisions that eliminate the directors' liability for monetary damages to the fullest extent possible under Delaware Law or other applicable law (the "Director Liability Provision"). The Director Liability Provision eliminates the liability of directors to the Company and its stockholders for monetary damages arising out of any violation by a director of his fiduciary duty of due care. Under Delaware Law, however, the Director Liability Provision does not eliminate the personal liability of a director for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds,,or any transaction from which the director derived an improper benefit. Furthermore, pursuant to Delaware Law, the limitation on liability afforded by the Director Liability Provision does not eliminate a director's personal liability for breach of the director's duty of due care. Although the directors would not be liable for monetary damages to the corporation or its stockholders for negligent acts or omissions in exercising their duty of due care, the directors remain subject to equitable remedies, such as actions for injunction or rescission, although these remedies, whether as a result of timeliness or otherwise, may not be effective in all situations. With regard to directors who also are officers of the Company, these persons would be insulated from liability only with respect to their conduct as directors and would not be insulated from liability for acts or omissions in their capacity as officers.

    Delaware Law provides a detailed statutory framework covering indemnification of directors, officers, employees or agents of the Company against liabilities and expenses arising out of legal proceedings brought against them by reason of their status of service as directors, officers, employees or agents. Section 145 of the Delaware General Corporation Law ("Section 145") provides that a director, officer, employee or agent of a corporation (i) shall be indemnified by the corporation for expenses actually and reasonably incurred in defense of any action or proceeding if such person is sued by reason of his service to the corporation, to the extent that such person has been successful in defense of such action or proceeding, or in defense of any claim, issue or matter raised in such litigation, (ii) may, in actions other than actions by or in the right of the corporation (such as derivative actions), be indemnified for expenses actually and reasonably incurred, judgments, fines and amounts paid in settlement of such litigation, even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and in a criminal proceeding, if he did not have reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses actually and reasonably incurred (but not judgments or settlements) of any action by the corporation or of a derivative action (such as a suit by a stockholder alleging a breach by the director or officer of a duty owed to the corporation), even if he is not successful, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification is permitted without court approval if the director has been adjudged liable to the corporation.

    Delaware Law also permits a corporation to elect to indemnify its officers, directors, employees and agents under a broader range of circumstances that provided under Section 145. The Certificate contains a provision that takes full advantage of the permissive Delaware indemnification laws (the "Indemnification Provision") and provides that the Company is required to indemnify its officers, directors, employees and agents to the fullest extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary, provided, however, that prior to making such discretionary indemnification, the Company must determine that the person acted in good faith and in a manner he or she believed to be in the best interests of the Company and, in the case of any criminal action or proceeding, the person had no reason to believe his or her conduct was unlawful.

    In furtherance of the objectives of the Indemnification Provision, the Company has also entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Certificate and Bylaws (the "Indemnification Agreements"). The Company believes that the Indemnification Agreements are necessary to attract and retain qualified directors and executive officers. Pursuant to the Indemnification Agreements, an indemnitee will be entitled to indemnification to the extent permitted by Section 145 or other applicable law. In addition, to the maximum extent permitted by applicable law, an indemnitee will be entitled to indemnification for any amount or expense which the indemnitee actually and reasonably incurs as a result of or in connection with prosecuting, defending, preparing to prosecute or defend, investigating, preparing to be a witness, or otherwise participating in any threatened, pending or completed claim, suit, arbitration, inquiry or other proceeding (a "Proceeding") in which the indemnitee is threatened to be made or is made a party or participant as a result of his or her position with the Company, provided that the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and had no reasonable cause to believe his or her conduct was unlawful. If the Proceeding is brought by or in the right of the Company and applicable law so provides, the Indemnification Agreements provide that no indemnification against expenses shall be made in respect of any claim, issue or matter in the Proceeding as to which the indemnitee shall have been adjudged liable to the Company.

    The inclusion of provisions limiting liability of the Company's officers and directors may have the effect of reducing the likelihood of derivative litigation against the officers and directors and may discourage or deter stockholders or management from bringing a lawsuit against the officers and directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    The Company has purchased a directors' and officers' liability insurance policy insuring directors and officers of the Company against any liability asserted against such person and incurred by such person in any such capacity, whether or not the Company would have the power to indemnify such person against such liability under the Certificate or the Bylaws.

ITEM 16.  EXHIBITS.

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
         3.1            Certificate of Incorporation (incorporated by reference to
                        Exhibit 3.1 to Amendment No. 1 to Registration Statement on
                        Form SB-2 filed by Registrant on July 15, 1998)

         5 Opinion of Jeffer, Mangels, Butler & Marmaro LLP regarding legality of the securities being registered

        23.1            Consent of BDO Seidman, LLP

        23.2            Consent of BDO Shlomo Ziv & Co.

        23.3 Consent of Jeffer, Mangels, Butler & Marmaro LLP (included in the opinion filed as Exhibit 5)

        24.1            Power of Attorney (included on page II-5 hereof)

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Provided, however, that paragraphs (1) and (2) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly
authorized, in the City of Vancouver, State of Washington, on May   , 2000.

                                                       JENKON INTERNATIONAL, INC.

                                                       By:  /s/ DAVID EDWARDS
                                                            ----------------------------------------
                                                            David Edwards,
                                                            CHIEF EXECUTIVE OFFICER AND DIRECTOR

    Each person whose signature appears below constitutes and appoints each of David Edwards or Pessie Goldenberg, as his true and lawful attorney-in-fact and agent, either person acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, any Amendments thereto and any Registration Statement for the same offering which is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, each acting alone, full powers and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

              SIGNATURE                                    TITLE                            DATE
              ---------                                    -----                            ----
          /s/ DAVID EDWARDS            Chief Executive Officer, Interim Chief          May 26, 2000
    ----------------------------         Financial Officer and Chairman (Principal
            David Edwards                Executive Officer)

        /s/ CLIFFORD DEGROOT           Controller (Principal Accounting Officer)       May 26, 2000
    ----------------------------
          Clifford DeGroot

        /s/ PESSIE GOLDENBERG          President of MMKid Israel, Director             May 26, 2000
    ----------------------------
          Pessie Goldenberg

          /s/ PHILIP LUIZZO            Director                                        May 26, 2000
    ----------------------------
            Philip Luizzo

         /s/ JOSEPH ALBANESE           Director                                        May 26, 2000
    ----------------------------
           Joseph Albanese